UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FirstEnergy Corp.

(Name of Issuer)

Common Stock, par value $0.10

(Title of Class of Securities)

337932107

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 337932107	13D	Page 1 of 19 pages

1	Names of Reporting Persons BIP Securities II-B L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 25,096,082
	8	Shared Voting Power 0
	9	Sole Dispositive Power 25,096,082
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,096,082
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.4%
14	Type of Reporting Person PN

CUSIP No. 337932107	13D	Page 2 of 19 pages

1	Names of Reporting Persons BIP-V Securities II-B L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 3,736,017
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,736,017
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,736,017
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.7%
14	Type of Reporting Person PN

CUSIP No. 337932107	13D	Page 3 of 19 pages

1	Names of Reporting Persons BIP Holdings Manager L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 28,832,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,832,099
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,832,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.1%
14	Type of Reporting Person OO

CUSIP No. 337932107	13D	Page 4 of 19 pages

1	Names of Reporting Persons Blackstone Infrastructure Associates L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 28,832,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,832,099
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,832,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.1%
14	Type of Reporting Person PN

CUSIP No. 337932107	13D	Page 5 of 19 pages

1	Names of Reporting Persons BIA GP L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 28,832,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,832,099
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,832,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.1%
14	Type of Reporting Person PN

CUSIP No. 337932107	13D	Page 6 of 19 pages

1	Names of Reporting Persons BIA GP L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 28,832,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,832,099
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,832,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.1%
14	Type of Reporting Person OO

CUSIP No. 337932107	13D	Page 7 of 19 pages

1	Names of Reporting Persons Blackstone Holdings III L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 28,832,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,832,099
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,832,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.1%
14	Type of Reporting Person PN

CUSIP No. 337932107	13D	Page 8 of 19 pages

1	Names of Reporting Persons Blackstone Holdings III GP L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 28,832,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,832,099
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,832,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.1%
14	Type of Reporting Person PN

CUSIP No. 337932107	13D	Page 9 of 19 pages

1	Names of Reporting Persons Blackstone Holdings III GP Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 28,832,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,832,099
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,832,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.1%
14	Type of Reporting Person OO

CUSIP No. 337932107	13D	Page 10 of 19 pages

1	Names of Reporting Persons Blackstone Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 28,832,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,832,099
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,832,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.1%
14	Type of Reporting Person CO

CUSIP No. 337932107	13D	Page 11 of 19 pages

1	Names of Reporting Persons Blackstone Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 28,832,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,832,099
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,832,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.1%
14	Type of Reporting Person OO

CUSIP No. 337932107	13D	Page 12 of 19 pages

1	Names of Reporting Persons Stephen A. Schwarzman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 28,832,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 28,832,099
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,832,099
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.1%
14	Type of Reporting Person IN

CUSIP No. 337932107	13D	Page 13 of 19 pages

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on December 23, 2021 (as amended, the “Schedule 13D”) with respect to the common stock, par value $0.10 per share (“Common Stock”) of FirstEnergy Corp. (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

(i)	BIP Securities II-B L.P., which is a Delaware limited partnership (“BIP Securities”);

(ii)	BIP-V Securities II-B L.P., which is a Delaware limited partnership (“BIP-V Securities”);

(iii)	BIP Holdings Manager L.L.C., which is a Delaware limited liability company;

(iv)	Blackstone Infrastructure Associates L.P., which is a Delaware limited partnership;

(v)	BIA GP L.P., which is a Delaware limited partnership;

(vi)	BIA GP L.L.C., which is a Delaware limited liability company;

(vii)	Blackstone Holdings III L.P., a Québec société en commandite;

(viii)	Blackstone Holdings III GP L.P., a Delaware limited partnership;

(ix)	Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company;

(x)	Blackstone Inc., a Delaware corporation;

(xi)	Blackstone Group Management L.L.C., a Delaware limited liability company; and

(xii)	Stephen A. Schwarzman, who is a United States citizen.

The principal business address of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.

Information regarding each director and executive officer of Blackstone Inc. is set forth on Schedule I attached hereto.

(c) The principal business of each of BIP Securities and BIP-V Securities is investing in securities of the Issuer.

The principal business of BIP Holdings Manager L.L.C. is performing the functions of, and serving as, the general partner of BIP Securities, BIP-V Securities and other affiliated Blackstone entities. The principal business of Blackstone Infrastructure Associates L.P. is performing the functions of, and serving as, the managing member of BIP Holdings Manager L.L.C. and other affiliated Blackstone entities. The principal business of BIA GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Infrastructure Associates L.P. and other affiliated Blackstone entities. The principal business of BIA GP L.L.C. is performing the functions of, and serving as, the general partner of BIA GP L.P. and other affiliated Blackstone entities.

CUSIP No. 337932107	13D	Page 14 of 19 pages

The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, managing member (or similar position) of BIA GP L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities.

The principal business of Blackstone Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings III GP Management L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone Inc.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Inc. and Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 3:

On June 6, 2022, BIP Securities transferred 3,315,091 shares of Common Stock to BIP-V Securities for no consideration. On June 8, 2022, BIP Securities transferred an additional 420,926 shares of Common Stock to BIP-V Securities for no consideration.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

CUSIP No. 337932107	13D	Page 15 of 19 pages

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on 570,932,260 shares of Common Stock outstanding as of March 31, 2022, based on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 21, 2022:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
BIP Securities II-B L.P.	25,096,082	4.4%	25,096,082	0	25,096,082	0
BIP-V Securities II-B L.P.	3,736,017	0.7%	3,736,017	0	3,736,017	0
BIP Holdings Manager L.L.C.	28,832,099	5.1%	28,832,099	0	28,832,099	0
Blackstone Infrastructure Associates L.P.	28,832,099	5.1%	28,832,099	0	28,832,099	0
BIA GP L.P.	28,832,099	5.1%	28,832,099	0	28,832,099	0
BIA GP L.L.C.	28,832,099	5.1%	28,832,099	0	28,832,099	0
Blackstone Holdings III L.P.	28,832,099	5.1%	28,832,099	0	28,832,099	0
Blackstone Holdings III GP L.P.	28,832,099	5.1%	28,832,099	0	28,832,099	0
Blackstone Holdings III GP Management L.L.C.	28,832,099	5.1%	28,832,099	0	28,832,099	0
Blackstone Inc.	28,832,099	5.1%	28,832,099	0	28,832,099	0
Blackstone Group Management L.L.C.	28,832,099	5.1%	28,832,099	0	28,832,099	0
Stephen A. Schwarzman	28,832,099	5.1%	28,832,099	0	28,832,099	0

BIP Securities is the record holder of 25,096,082 shares of Common Stock and BIP-V Securities is the record holder of 3,736,017 shares of Common Stock.

BIP Holdings Manager L.L.C. is the general partner of BIP Securities and BIP-V Securities. Blackstone Infrastructure Associates L.P. is the managing member of BIP Holdings Manager L.L.C. BIA GP L.P. is the general partner of Blackstone Infrastructure Associates L.P. BIA GP L.L.C. is the general partner of BIA GP L.P. Blackstone Holdings III L.P. is the sole member of BIA GP L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. Blackstone Inc., a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone Inc.’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock.

CUSIP No. 337932107	13D	Page 16 of 19 pages

Any beneficial ownership of Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c) Except as described in Item 3, during the past 60 days, none of the Reporting Persons has effected any transactions in the Common Stock.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 6:

Funds and accounts managed by an indirect subsidiary of Blackstone Inc. hold $2.0 million in principal amount of the Issuer’s 3.40% notes due 2050.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

1	Joint Filing Agreement, by and among the Reporting Persons (filed herewith).

2	Common Stock Purchase Agreement, dated as of November 6, 2021 (incorporated by reference to exhibit 4(d) to the Issuers Registration Statement on Form S-3, filed December 13, 2021).

CUSIP No. 337932107	13D	Page 17 of 19 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2022

BIP Securities II-B L.P.
By:	BIP Holdings Manager L.L.C., its general partner

By:	/s/ Christopher Placca
Name:	Christopher Placca
Title:	Managing Director

BIP-V Securities II-B L.P.
By:	BIP Holdings Manager L.L.C., its general partner

By:	/s/ Christopher Placca
Name:	Christopher Placca
Title:	Managing Director

BIP Holdings Manager L.L.C.

By:	/s/ Christopher Placca
Name:	Christopher Placca
Title:	Managing Director

Blackstone Infrastructure Associates L.P.
By:	BIA GP L.P., its general partner
By:	BIA GP L.L.C., its general partner

By:	/s/ Christopher Placca
Name:	Christopher Placca
Title:	Managing Director

CUSIP No. 337932107	13D	Page 18 of 19 pages

BIA GP L.P.
By:	BIA GP L.L.C., its general partner

By:	/s/ Christopher Placca
Name:	Christopher Placca
Title:	Managing Director

BIA GP L.L.C.

By:	/s/ Christopher Placca
Name:	Christopher Placca
Title:	Managing Director

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

CUSIP No. 337932107	13D	Page 19 of 19 pages

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

SCHEDULE I

Executive Officers and Directors of Blackstone Inc.

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Right Honourable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Michael S. Chae	Chief Financial Officer of Blackstone Inc.

John G. Finley	Chief Legal Officer of Blackstone Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

Joseph P. Baratta	Global Head of Private Equity at Blackstone Inc.

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Reginald J. Brown	Partner for the law firm, Kirkland & Ellis

Sir John Antony Hood	Former President and Chief Executive Officer of the Robertson Foundation and Former Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

Jay O. Light	Dean Emeritus, Harvard Business School

The Right Honourable Brian Mulroney	Senior Partner for the Montreal law firm, Norton Rose Fulbright Canada LLP

William G. Parrett	Retired CEO of Deloitte Touche Tohmatsu and retired Senior Partner of Deloitte (USA)

Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock or has had any transactions in Common Stock in the past 60 days, other than Joseph Baratta who owns 35 shares of Common Stock.